Filed by Tailwind Acquisition Corp. pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Tailwind Acquisition Corp.
Commission File No. 001-39489

Tailwind Acquisition Corp. Reminds Stockholders to Vote in Favor of the Proposed Combination with QOMPLX Before July 20, 2021

Special Meeting of Tailwind stockholders to approve proposed business combination with QOMPLX to be held on July 20, 2021

Stockholders of record as of the close of business on June 2, 2021 should vote their shares even if they no longer own them

Stockholders are encouraged to vote as soon as possible

TYSONS, VA., June 28, 2021-- Tailwind Acquisition Corp. (“Tailwind”) (NYSE: TWND), a special purpose acquisition company, reminds its stockholders to vote in favor of the proposed business combination (the “Business Combination”) with QOMPLX, Inc. (“QOMPLX”) and the related proposals at the Tailwind Special Meeting (the “Special Meeting”).

The Special Meeting will be held virtually at 9:00 A.M. Eastern Time, on July 20, 2021 and can be accessed by visiting https://www.cstproxy.com/tailwindacquisition/sm2021 as further described in Tailwind’s definitive proxy statement/prospectus, dated June 25, 2021 (the “proxy statement/prospectus”). Please note that you will only be able to access the special meeting by means of remote communication.

Tailwind’s stockholders of record as of June 2, 2021, the record date for the Special Meeting (the “record date”) are entitled to vote their shares of Tailwind common stock at the Special Meeting. Every stockholder’s vote is important, regardless of the number of shares the stockholder holds. As such, all stockholders of record as of the record date who have not yet voted are encouraged to do so as soon as possible before July 20, 2021.

Tailwind’s Board of Directors recommends you vote “FOR” the Business Combination with QOMPLX and “FOR” all of the related proposals described in the proxy statement/prospectus.

These are the two easiest ways to vote:

Vote Online (Highly Recommended): Follow the instructions on the Voting Instruction Form you received in the mail provided by your bank, broker or other nominee. You will need your control number, which is printed on the form you received in order to vote online.

Vote by Telephone: Follow the instructions provided by your broker, bank or other nominee on the voting instruction form mailed (or emailed) to you. You will need your control number which is included on the voting instruction form to vote via automated telephone service.

For assistance with voting your shares you can call Morrow Sodali, Tailwind’s solicitor, at 800-662-5200, or send a message to twnd@investor.morrowsodali.com.

Additionally, you can vote by mail:

For voting by mail, be sure to:

•	Mark, sign and date your Voting Instruction Form; and
•	Fold and return your Voting Instruction Form in the postage-paid envelope provided; and
•	Return your Voting Instruction Form prior to the date of the special meeting.

YOUR CONTROL NUMBER IS FOUND ON YOUR VOTING INSTRUCTION FORM. If you did not receive or misplaced your voting instruction form, contact your bank, broker or other nominee for a replacement or to obtain your control number in order to vote. A bank, broker or other nominee is a person or firm that acts as an intermediary between an investor and the stock exchange who can help you vote your shares.

FAQs

How many votes do I have at the Special Meeting?

Tailwind’s stockholders are entitled to one vote at the Special Meeting for each share of Tailwind common stock held of record as of June 2, 2021, the record date for the Special Meeting.

What do I need in order to participate in the Special Meeting online?

You can attend the Special Meeting via the Internet by visiting: https://www.cstproxy.com/tailwindacquisition/sm2021

Can I attend the Special Meeting in person?

No. You will not be able to attend the Special Meeting in person. Tailwind will be hosting the Special Meeting via live webcast on the Internet. The webcast will start at 9:00 A.M. Eastern Time, on July 20, 2021. Any stockholder can listen to and participate in the Special Meeting live via the Internet at https://www.cstproxy.com/tailwindacquisition/sm2021.

You will be able to attend the Special Meeting online and vote during the Special Meeting by pre-registering starting July 16, 2021 at 5:00 P.M. Eastern Time. Please contact Continental Stock Transfer & Trust (“Continental”) at 917-262-2373 or proxy@continentalstock.com to obtain a separate 12 digit control number to attend the virtual Special Meeting. In order to vote at the meeting you will need to submit a legal proxy, obtained from your bank, broker or other nominee, to Continental no later than 72 hours prior to the meeting. Continental will then issue you a control # that will allow you to vote and ask a question during the meeting. Please submit your legal proxy to the email address listed above.

What happens if I sell my Tailwind common stock before the Special Meeting?

The record date for the Special Meeting is earlier than the date of the Special Meeting and earlier than the date the Business Combination is expected to be completed. If you sell your shares after the record date, but before the Special Meeting date, you will retain your right to vote at the Special Meeting.

Who can help answer my questions?

If you have questions about the Business Combination or if you need additional copies of the proxy statement/prospectus or the enclosed Voting Instruction Form, contact Tailwind’s proxy solicitor as follows:

Morrow Sodali LLC

470 West Avenue

Stamford, CT 06902

Individuals call toll-free (800) 662-5200

Banks and Brokers call (203) 658-9400

TWND@investor.morrowsodali.com

About Tailwind Acquisition Corp.

Tailwind Acquisition Corp is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses or entities.

About QOMPLX

QOMPLX helps organizations make intelligent business decisions and better manage risk through our advanced, proprietary risk cloud. We are the leaders at rapidly ingesting, transforming, and contextualizing large, complex, and disparate data sources through our cloud-native data factory in order to help organizations better quantify, model, and predict risk.  Our specialized experts and technology solutions in cybersecurity, insurance, and finance power leading global corporations and mission critical public sector agencies.

Additional Information

In connection with the transactions contemplated by the Business Combination Agreement, dated March 1, 2021, by and among Tailwind Acquisition Corp. (“Tailwind”), Compass Merger Sub, Inc., QOMPLX, Inc. (“QOMPLX”), and Rationem, LLC, in its capacity as the representative of the stockholders of QOMPLX (such transactions, the “Business Combination”), Tailwind has filed a Registration Statement on Form S-4 (the “Registration Statement”), which includes a definitive proxy statement/prospectus, with the U.S. Securities and Exchange Commission (the “SEC”). Tailwind has mailed the definitive proxy statement/prospectus and other relevant documents to its stockholders. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Tailwind has sent or will send to its stockholders in connection with the Business Combination. Investors and security holders of Tailwind are advised to read the proxy statement/prospectus in connection with the Special Meeting to be held to approve the Business Combination (and related matters) because the proxy statement/prospectus contains important information about the Business Combination and the parties to the Business Combination. The proxy statement/prospectus was mailed to stockholders of Tailwind as of June 2, 2021, the record date established for voting on the Business Combination. Stockholders will also be able to obtain copies of the proxy statement/prospectus, without charge at the SEC’s website at www.sec.gov or by directing a request to: 1545 Courtney Avenue, Los Angeles, California 90046.

Participants in the Solicitation

Tailwind, QOMPLX and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Tailwind’s stockholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Tailwind’s directors and officers in Tailwind’s filings with the SEC, including the definitive proxy statement/prospectus filed with the SEC by Tailwind on June 25, 2021. The names and interests of QOMPLX’s directors and executive officers are also in the definitive proxy statement/prospectus filed with the SEC by Tailwind.

Forward Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination between Tailwind and QOMPLX, the estimated or anticipated future results and benefits of the combined company following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, future opportunities for the combined company, and other statements that are not historical facts. These statements are based on the current expectations of Tailwind’s and QOMPLX’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Tailwind and QOMPLX. These statements are subject to a number of risks and uncertainties regarding Tailwind’s businesses and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to, general economic, political and business conditions generally and competitive factors impacting the businesses of any of Tailwind, QOMPLX, Sentar, Inc. (“Sentar”) and RPC Tyche LLP (“Tyche”); the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the inability of QOMPLX to consummate a Pipeline Acquisition or the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement for such Pipeline Acquisition; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination; the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; the risk that the approval of the stockholders of Tailwind or QOMPLX for the potential transaction is not obtained; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of Tailwind, QOMPLX, Sentar and Tyche; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the ability of the combined company to grow and manage growth profitably and retain its key employees; the amount of redemption requests made by Tailwind’s stockholders; the inability to obtain or maintain the listing of the post-acquisition company’s securities on the New York Stock Exchange following the Business Combination; costs related to the Business Combination; inaccuracies for any reason in the estimates of expenses and profitability and the projected financial information (including on a pro forma basis giving effect to the acquisitions of Hyperion Gray, LLC, Sentar and Tyche) for QOMPLX; and other risks and uncertainties, including those included under the header “Risk Factors” in the definitive proxy statement/prospectus filed with the SEC by Tailwind and those included under the header “Risk Factors” in Tailwind’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2020. There may be additional risks that are presently unknown or believed to be immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide Tailwind’s and QOMPLX’s expectations, plans or forecasts of future events and views as of the date of this communication. Tailwind and QOMPLX anticipate that subsequent events and developments will cause these assessments to change. However, while Tailwind and QOMPLX may elect to update these forward-looking statements at some point in the future, Tailwind and QOMPLX specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Tailwind’s or QOMPLX’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

CONTACT:

Randy Scherago Investor Relations Manager

randy.scherago@qomplx.com

571-271-7222

Sara Zick

Tailwind@moxiegrouppr.com

646-209-8726

James Faeh, Director of Corporate Communications

james.faeh@qomplx.com